UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported):
September 28, 2012

FelCor Lodging Trust Incorporated
FelCor Lodging Limited Partnership

(Exact Name of Registrant as Specified in Its Charter)

Maryland	*(FelCor Lodging Trust Incorporated)*	**75-2541756**
Delaware	*(FelCor Lodging Limited Partnership)*	**75-2544994**
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)

| **545 E. John Carpenter Freeway, Suite 1300, Irving, Texas** | **75062** |
| (Address of Principal Executive Offices) | (Zip Code) |

(972) 444-4900
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.02   Termination of a Material Definitive Agreement.

On September 28, 2012, certain subsidiaries of FelCor Lodging Trust Incorporated (the "Company") repaid a mortgage loan (the "Loan") and terminated the related Loan Agreement, dated March 31, 2009, by and between FelCor/CSS (SPE), L.L.C., as borrower, The Prudential Insurance Company of America, as lender, and joined by DJONT Operations, L.L.C.. The Loan was secured by a pool of seven hotels, had an interest rate of 9.02%, and would otherwise have matured in 2014. The then-outstanding principal balance repaid under the Loan was $107 million. As discussed in Item 8.01 below, certain other subsidiaries of the Company also entered into five separate loan agreements, each secured by a single hotel, with three separate lenders, some of the loan proceeds from which were used to repay the Loan. The remaining proceeds were used for general corporate purposes, including repayment of other debt.

Item 8.01   Other Events.

On October 1, 2012, the Company issued a press release announcing that certain of its subsidiaries had repaid the Loan and entered into the five single asset-mortgage loans discussed above in Item 1.02. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Exhibit
99.1	Press Release issued by FelCor Lodging Trust Incorporated on October 1, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: October 3, 2012   By: /s/Jonathan H. Yellen

                                Name: Jonathan H. Yellen

                                Title: Executive Vice President, General Counsel and Secretary

FELCOR LODGING LIMITED PARTNERSHIP
a Delaware limited partnership

By: FelCor Lodging Trust Incorporated
      Its General Partner

Date: October 3, 2012   By: /s/Jonathan H. Yellen

                                Jonathan H. Yellen

                                Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release issued by FelCor Lodging Trust Incorporated on October 1, 2012.

Exhibit 99.1



545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

For Immediate Release:

FELCOR CLOSES $161 MILLION OF 4.95% MORTGAGE LOANS AND REPAYS $167 MILLION OF DEBT

Continues balance sheet restructuring
Reduces interest expense and extend maturities
Increases number of unencumbered properties

IRVING, Texas, October 1, 2012 - FelCor Lodging Trust Incorporated (NYSE: FCH) today announced that it closed five single asset-mortgage loans totaling $160.8 million. The 10-year loans mature in 2022, bear an average fixed interest rate of 4.95% and are not cross-collateralized. The mortgage loans are secured by the Embassy Suites Hotels located in Birmingham, Napa Valley, Deerfield Beach, Ft. Lauderdale and Minneapolis.

A portion of the proceeds from the new loans were used to repay the 9.02% mortgage loan, which had an outstanding balance of $107 million and would otherwise mature in 2014. The repaid loan was secured by a pool of seven hotels, including four of the five hotels mortgaged to support the new loans. The remaining three hotels that secured the repaid loan (two of which are non-strategic) are now unencumbered.

FelCor also repaid the remaining $60 million balance of a CMBS loan using excess proceeds from the new loan and recent asset sales. This repaid loan, which would otherwise mature in 2013, was secured by five properties, of which one property now secures the new loan and four are now unencumbered. FelCor has no debt maturing through June 2014.

"These transactions illustrate our successful progress toward completely restructuring our balance sheet, including reducing our average interest rate and extending and staggering our debt maturity profile. The average interest rate on the new loans is more than 400 basis points lower than the repaid 9.02% loan, and we were able to unencumber seven hotels," said Andrew J. Welch, Executive Vice President and Chief Financial Officer."

About FelCor

FelCor, a real estate investment trust, owns a diversified portfolio of 69 primarily upper-upscale, full-service hotels that are located in major and resort markets throughout 22 states. FelCor partners with leading hotel companies to operate its diversified portfolio of hotels, which are flagged under globally recognized names such as, Doubletree®, Embassy Suites®, Fairmont®, Hilton®, Marriott®, Renaissance®, Sheraton®, Westin® and Holiday Inn®, and premier independent hotels in New York. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:
Stephen A. Schafer
Vice President Strategic Planning & Investor Relations
(972) 444-4912   sschafer@felcor.com

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